UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-55475

                                                SINCERITY APPLIED MATERIALS HOLDINGS CORP
(Exact name of registrant as specied in its charter)

                                       4  AVOCA STREET , SOUTH YARRA, VIC  3141  AUSTRALIA
(Address, including zip code, and telephone number, including area code, of registrants principal executive ofces)

                                                                   COMMON  STOCK
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to le reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to le reports:

Rule 12g-4(a)(1)         x
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)     x
Rule 12h-3(b)(1)(ii) Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certication or notice date:  127

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specied in charter) has caused this certication/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  7-29-2021                                       By:
                                                                                                                                                   YIWEN ZHANG, CEO
Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall le with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                                                    Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently calid OMB control
            SEC 2069 (08-11)                        number.